                                   FORM 13G

                                 Exhibit 99.1

     In reply to Item 6 on page 8, as of the year ending December 31, 1998, The Bank of New York, Arnold G. Langbo, William C. Richardson and Jonathan T. Walton were trustees of the Trust holding 136,135,640 Shares, or 33.6% of the Shares outstanding.

     For purposes of this Schedule 13G, The Bank of New York Company, Inc. is reporting on behalf of its subsidiaries, The Bank of New York and The Bank of New York Trust Company, which hold Shares for various persons in various fiduciary capacities. As noted in the preceding paragraph, The Bank of New York's holdings as trustee of the Trust represent 33.6% of the Shares outstanding as of the year ending December 31, 1998. Additional Shares reported on page 2 of this Schedule 13G for The Bank of New York Company, Inc. and its subsidiaries include Shares held in fiduciary capacities for persons other than the Trust.

     As of the year ending December 31, 1998, Arnold G. Langbo was a director with his wife of the Arnold G. Langbo and Martha M. Langbo Foundation, a charitable foundation, holding 24,145 Shares.

     As of the year ending December 31, 1998, William C. Richardson was co-trustee with Harris Trust and Savings Bank of the Carrie Staines Kellogg Trust #5977, holding 721,920 Shares.

     W.K. Kellogg Foundation has an interest in Shares held in the Trust and other persons have interests in the above referred Shares held in other fiduciary capacities. Except as described hereinabove, no other person is known to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported in this filing.